

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Lloyd A. Hajdik
Chief Financial Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, TX 77002

> **Re: Oil States International, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Response dated October 1, 2018**
> **File No. 001-16337**

Dear Mr. Hajdik:

We have reviewed your October 1, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2018 letter.

Form 10-K for the Fiscal Year ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Consolidated Results of Operations, page 37

1.   We understand from your response to prior comment one that you intend to include incremental non-GAAP measures and disclosures in your next periodic report, although you have not indicated how you would correct the computations of gross profit, cost of sales and services (product and service costs), gross profit as a percentage of revenues, and quantified variances based on these incomplete measures, which you have disclosed on both a consolidated and operating segment basis.

Given the emphasis that you have placed on these measures in MD&A, without comparable narratives and GAAP-based metrics, further revisions will be necessary to comply with Item 10(e)(1)(i)(A) of Regulation S-K. The discussion and analysis should be of the financial statements that are required by GAAP to also comply with Instruction 1 to Item 303(a) of Regulation S-K. For example, disclosures of equal or greater prominence that include GAAP-based cost of sales and services, gross profit reflecting all cost of sales and services, GAAP-based gross profit as a percentage of revenues, along with discussion and analysis, would fulfill this requirement. The corresponding disclosures in MD&A for operating segments, and the quarterly measures in your tabulation on page 85, should be similarly revised.

If you prefer to limit compliance to future reports, submit the revisions that you propose, along with your analysis of materiality and quantification of all changes that would be necessary to present the various metrics in accordance with GAAP. The revisions should also clarify whether you had intended to utilize non-GAAP measures in your discussion and analysis, rather than measures that were compiled in accordance with GAAP, and address any transition in your disclosure approach.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources